

March 23, 2018

Anthony Hernandez
Chief Executive Officer
Oi2Go Media Technologies, Inc.
7343 W. Sand Lake Road, Unit 311
Orlando, FL 32819

     Re: Oi2Go Media Technologies, Inc.
        Offering Statement on Form 1-A
        Filed February 28, 2018
        File No. 024-10808

Dear Mr. Hernandez:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed February 28, 2018

General

1.   Please include information required by Item 510 of Regulation S-K.

2.   Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

3.   We note your disclosure on page 10 that "[t]he Voting Stock has not been issued yet." We also note your disclosure on page 53 that "[t]here is currently no stock outstanding." Please advise who owns the company and who can make decisions that require a vote of company's shareholders. In this regard, we also note your disclosure on page 21 that after completion of the offering, your executive officers and directors will control in the aggregate approximately 74.25% of your common stock and your CEO will beneficially

own approximately 51.5% of your common stock.

Exemptions Under Jumpstart Our Business Startups Act, page 8

4.   We note your disclosure indicating you are an emerging growth company. Companies with initial offerings on Form 1-A do not qualify for emerging growth company status because the Form 1-A does not qualify as the first sale of common equity securities pursuant to an effective registration statement under the Securities Act of 1933. Please refer to our Jumpstart Our Business Startups Act Frequently Asked Questions dated December 21, 2015 for further guidance and revise to remove this disclosure.

Offering Summary, page 9

5.   We note your disclosure on page 10 that you "plan to begin the proposed sale within two (2) calendar days after this Preliminary Offering Circular has been qualified by the Securities and Exchange Commission (the 'SEC') but may elect to change said schedule if [you] believe[] it is advisable." Please remove the last part of this sentence or advise how you would comply with Rule 251(d)(3)(i)(F) if you began the offering later than two days after qualification.

If we are not able to manage our growth, our business could be affected adversely, page 12

6.   We note your disclosure that you "have expanded rapidly since [you] launched [your] website." Please advise what you mean by this statement because it appears that you do not have any subscribers to your services, have not built a mobile application for your business, and do not have a fully functioning website. In this regard, please also clarify what you mean by your "recent growth" as referenced on page 22 under the Risk Factor, "Financial Forecasting."

We currently license our technology and our content, page 17

7.   We note your statement here and in other sections of the offering circular that you license your technology and content from Oi2 Media Corp. Please advise if you signed an agreement with Oi2 Media Corp. If so, please file the agreement as an exhibit or advise. Refer to Item 17 of Form 1-A.

The shares in this offering are subject to a right of first refusal under certain circumstances, page 28

8.   Please expand this risk factor to explain the timing from when a shareholder gets an offer to purchase the shares and when the company might purchase under the right of refusal. Also, if applicable, please explain the risk that the original purchaser may no longer be interested if the company chooses not to purchase under the right of refusal.

Use of Proceeds to Company, page 29

9. Please disclose what you mean by "acquisitions" in the table on page 30.

Plan of Distribution, page 32

10. Please advise if you are relying on Rule 3a4-1 under the Exchange Act for the offering.

Description of Business
Overview, page 35

11. Please briefly explain your affiliation with Oi2 Media Corporation.

Equity Crowdfunding Investment Thesis, page 35

12. We note you included this subsection and discuss crowdfunding. Because you do not appear to be conducting an offering under the Regulation Crowdfunding, please revise or advise.

The Types of Services Offered by Oi2 Media Corporation, page 36

13. For your consumer electronic products sales discussion, please briefly explain the joint venture and name the controlled subsidiary that you refer to.

Marketplace, page 38

14. Please revise to provide a title for the table appearing on page 38, explain briefly what it is showing to the reader, disclose its source of information, and explain what "XREV" stands for. In addition, please disclose if the values in the acquisition column appear in dollars, millions of dollars or another denomination.

Growth Strategy, page 39

15. We note your statement that "[i]n 2018, Oi2Go intends to stake its position as a dominant company globally in the advanced targeting television space ... and shall lead a consolidation of this business sector which will offer steep potential for growth and valuations." Please delete this statement because you do not appear to have reasonable basis for it or advise.

Plan of Operations and Marketing Plan, page 39

16. Please include a detailed plan of operations for the next twelve months. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan.

Competition, page 41

17.   We note you included a table entitled "competitive advantage" on page 41 and claim to possess each advantage listed in the table, unlike any of your listed competitors. Because you have not yet begun operations, please add a statement that you do not currently possess these competitive advantages or advise.

18.   We note your statement in the second paragraph of this section that "[i]n attempting to win these moments of truth with [your] members, [you] are continually improving [your] service, including both [your] technology and [your] content, which is increasingly exclusive and curated, and includes [your] own original programming." However, it appears that you do not currently have any members or developed an application for your business. Please remove this statement or advise.

Related Party Transactions, page 45

19.   Please disclose the related party and the dollar amount of the unsecured, non-interest bearing note described in this section. In addition, revise your disclosure on page 53 related to this note.

Directors, Executive Officers and Significant Employees, page 47

20.   Please discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

21.   Please disclose who your full-time employee is and who is on your scientific advisory board. In addition, please disclose what role your scientific advisory board will play.

22.   If applicable, please state the nature of any family relationships between Messrs. Anthony Hernandez, Antonio Hernandez and Christopher Hernandez. Refer to Item 401(d) of Regulation S-K.

Compensation of Directors and Executive Officers, page 50

23.   We note your disclosure on page 52 that "[i]n exchange for their service on the Board of Directors, the members have received between 17,500 shares and 50,000 shares of Voting Common Stock." Please include this director compensation in the table on page 50.

Securities Being Offered, page 53

24.   We note your description of the right of first refusal in your bylaws. We are unable to find the right of first refusal provisions in your bylaws filed as Exhibit 1A-2B to your offering statement. Please advise.

Signatures, page 62

25.   Please revise your signature page to have your principal executive officer, principal financial officer, principal accounting officer or controller, and majority of the board of directors sign the offering statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

26.   Please move the signature blocks to appear after the financial statements and Part III of your offering statement.

Part II and III
Audited Financial Statement, page F-1

27.   We note from your disclosure on page F-7 that Oi2Go Media Technologies, Inc. was incorporated on July 27, 2017 and you provided the audited balance sheet as of July 31, 2017. It is unclear from your disclosure if your year-end is July 31st or a different date. Please confirm your year-end and tell us when you will update your financial statements pursuant to Part F/S of Form 1-A.

     We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

     You may contact Heather Clark at (202) 551-3624 or Melissa Raminpour at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure

cc: Jillian Sidoti